03011964

AB 3/4/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53427

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STONE RIDGE PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

599 LEXINGTON AVENUE, SUITE 3801
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NOAH GOTTDIENER or JACOB SILVERMAN (212) 702-8681
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. H. COHN LLP
(Name – *if individual, state last, first, middle name*)

1212 AVENUE OF THE AMERICAS NEW YORK NY 10036-1602
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION RECEIVED FEB 26 2003 WASHINGTON, D.C. 207

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 07 2003

OATH OR AFFIRMATION

I, Jacob Silverman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stone Ridge Partners LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHRYN V. HILSDORF
Notary Public, State Of New York
No. 01HI6040812
Qualified In Queens County
Commission Expires May 5, 2006

[signature]
Signature

Director & FINOP
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2002

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

INDEX

FACING PAGE

* * *

J.H. COHN LLP

Roseland, NJ • New York, NY • Edison, NJ • Ocean, NJ • Lawrenceville, NJ • San Diego, CA • Bronxville, NY • Englewood Cliffs, NJ

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors
Stone Ridge Partners LLC

We have audited the accompanying statement of financial condition of STONE RIDGE PARTNERS LLC (A Limited Liability Company) as of December 31, 2002, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stone Ridge Partners LLC as of December 31, 2002, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
January 17, 2003

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Current assets:	
Cash and cash equivalents	$ 1,618,331
Accounts receivable	74,071
Clients' advances	23,669
Prepaid expenses	23,535
Total current assets	1,739,606
Equipment, net	8,060
Total	$ 1,747,666

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 11,885
Income taxes payable	55,810
Total liabilities	67,695
Members' equity	1,679,971
Total	$ 1,747,666

See Notes to Financial Statements.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

Revenues:	
Fees	$2,218,873
Interest and dividends	27,752
Total	2,246,625
Expenses:	
Guaranteed payments to members	611,702
Payroll and related	139,903
Occupancy	54,430
General and administrative	161,998
Total	968,033
Income before income taxes	1,278,592
Provision for income taxes	71,303
Net income	$ 1,207,289

See Notes to Financial Statements.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

Balance, beginning of year	$ 1,552,682
Contributions	100,000
Distributions	(1,180,000)
Net income	1,207,289
Balance, end of year	$ 1,679,971

See Notes to Financial Statements.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

Operating activities:	
Net income	$ 1,207,289
Adjustments to reconcile net income to net cash provided in operating activities:	
Depreciation	4,651
Changes in operating assets and liabilities:	
Accounts receivable	(49,071)
Clients' advances	(3,190)
Prepaid expenses	(20,628)
Accounts payable	(31,637)
Income taxes payable	36,810
Net cash provided by operating activities	1,144,224
Investing activities - purchase of equipment	(1,446)
Financing activities:	
Distributions	(1,405,000)
Contributions	100,000
Net cash used in financing activities	(1,305,000)
Net decrease in cash and cash equivalents	(162,222)
Cash and cash equivalents, beginning of year	1,780,553
Cash and cash equivalents, end of year	$ 1,618,331
Supplemental disclosures of cash flow data:	
Income taxes paid	$ 33,693

See Notes to Financial Statements.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization:

Stone Ridge Partners LLC (the "Company") was formed in Delaware on March 1, 2001. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. The Company derives its revenues primarily from investment banking services.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents:

The Company considers all highly-liquid investments with an original maturity of three months or less to be cash equivalents.

Concentration of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company's cash and cash equivalent balances may at times exceed Federally insured limits. As of December 31, 2002, the Company has approximately $2,529,000 invested in an uninsured money market mutual fund.

The Company closely monitors the extension of credit to its customers while maintaining allowances for potential credit losses, if required. On a periodic basis the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, if required, based on a history of write-offs and collections and current credit conditions.

Equipment:

Equipment is stated at cost. Depreciation is computed using declining-balance methods over the estimated useful life of five years.

Revenue recognition:

Revenue is recognized as services are rendered.

Income taxes:

The Company is not a taxpaying entity for Federal or state income tax purposes, and thus no such income tax expense has been recorded in the financial statements. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company. The Company remains liable for New York City unincorporated business tax.

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies (concluded):

Income taxes (concluded):

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires the recognition of deferred income tax assets and liabilities. Deferred income taxes are measured by applying enacted statutory rates in effect at the balance sheet date to the differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The resulting deferred tax asset or liability is adjusted to reflect changes in tax laws as they occur. Deferred income taxes were immaterial as of December 31, 2002.

Note 2 - Net capital requirement:

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $1,597,797, which was $1,530,102 in excess of its required net capital of $5,000. The Company's net capital ratio was .04 to 1.

* * *

STONE RIDGE PARTNERS LLC
(A Limited Liability Company)

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2002

Total members' equity	$ 1,679,971
Deduct nonallowable assets:	
Prepaid expenses	23,535
Equipment, net	8,060
	31,595
Net capital before haircuts on securities positions	1,648,376
Haircuts on securities positions - money market instruments	(50,579)
Net capital	$ 1,597,797
Aggregate indebtedness	$ 67,695
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement)	$ 5,000
Excess of net capital over minimum net capital	$ 1,530,102
Excess of net capital at 1,000%	$ 1,591,027
Ratio of aggregate indebtedness to net capital	.04
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital as reported in Company's Part II (unaudited) FOCUS report	$ 1,882,842
Allowable assets erroneously reported as nonallowable - Client receivables	90,216
Nonallowable assets erroneously reported as allowable:	
Prepaid expenses	(3,981)
Equipment, net	(8,311)
Distributions previously not recorded	(355,000)
Income tax accrual adjustment	(10,730)
Other audit adjustments (net)	2,761
Net capital per above	$ 1,597,797

See Report of Independent Public Accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SECURITIES
AND EXCHANGE COMMISSION RULE 17A-5

To the Members
Stone Ridge Partners LLC

In planning and performing our audit of the financial statements and supplemental schedule of Stone Ridge Partners LLC (A Limited Liability Company) as of and for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, the National Association of Securities Dealers, Inc. and the other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

New York, New York
January 17, 2003